C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E	31 West 52nd St.
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FAX +1 212 878 8375
www.CliffordChance.com

G. DAVID BRINTON
Partner

DIRECT TEL +1 212 878 8276
DIRECT FAX +1 212 878 8375
David.Brinton@CliffordChance.com
October 7, 2009
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI Amendment 1 to Registration Statement on Form F-1 Filed September 23, 2009 File No. 333-161420
Dear Mr. Owings:
     On behalf of AEI, a Cayman Islands exempted company (the “Company”), we are filing pursuant to the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”), filed by the Company on August 18, 2009, together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter to James A. Hughes of the Company, dated October 5, 2009.
     For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your October 5, 2009 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the marked version of Amendment No. 2.
     We have provided each of you, Robert Babula, Andrew Mew, Lilyanna L. Peyser and Mara Ransom, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on September 23, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E
H. Christopher Owings
Securities and Exchange Commission
October 7, 2009

Registration Statement on Form F-1
General
1.	We note your responses to comments 1, 31, 37, 38 (with respect to the form of lock-up agreement) and 39 of our letter dated September 16, 2009 that certain omitted information and exhibits will be provided in a future amendment to Form F-1. Please provide this information as soon as possible.

Comment in SEC letter dated	Response
September 16, 2009

Comment 1	The Company has separately submitted to the Staff supplemental information with respect to the price range preliminarily set by the underwriters. The Company expects to file shortly an amendment setting forth the price range and the information required to be included in a preliminary prospectus that is determined based on the price range.

Comment 31	In response to the Staff’s comment, we have revised the disclosure on page 189.

Comments 37 and 38	We respectfully advise the Staff that the Company has filed the management services agreement with Ashmore and the first amendment thereto and the board observer agreement with this Amendment No. 2. The Company expects to file shortly an amendment including the underwriting agreement (which contains the lock-up agreement as an exhibit).

Comment 39	The opinions of Walkers and Clifford Chance US LLP have been filed as exhibits to this Amendment No. 2.

C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E
H. Christopher Owings
Securities and Exchange Commission
October 7, 2009

2.	We have read your response to comment 33 of our letter dated September 16, 2009. Please be advised that we will not be able to complete our review until you have finalized your analysis using the estimated IPO price.

As noted above, the Company has separately submitted supplemental information with respect to the price range preliminarily set by the underwriters.
Prospectus Summary, page 1
3.	We note your response to comment four of our letter dated September 16, 2009. The information presented, however, continues to be duplicative of information that is properly presented in the latter parts of the prospectus. Please revise to provide a brief overview of the key aspects of the offering. You may wish to include cross references to such further portions of the prospectus.

In response to the Staff’s comment, we have further revised the Prospectus Summary on pages 1, 2, 3 and 5.
Use of Proceeds, page 28
4.	We note your response to comment eight of our letter dated September 16, 2009 that you intend to use the proceeds of this offering for general corporation purposes, including repaying your revolving credit facilities. Given the size of the offering compared to the amount currently outstanding under your revolving credit facilities, please provide further disclosure regarding how you intend to use the proceeds of this offering or revise your disclosure to discuss the principal reasons for the offering.

The Company expects that its gross proceeds from the sale by it of ordinary shares in the offering will be $250 million. We have revised the disclosure on page 28 of the prospectus to clarify that substantially all of the net proceeds of the offering will be used to repay the Company’s revolving credit facilities. As noted on page 28, remaining proceeds, if any, will be used for general corporate purposes. In addition, we note that as stated in the prospectus on page 28, the underwriters’ option to purchase additional shares will come solely from the selling shareholders.

C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E
H. Christopher Owings
Securities and Exchange Commission
October 7, 2009

Economic and Regulatory Aspects of the Countries Where Do We Do Business, page 154
5.	On page 155 you state that “Brazilian GDP is expected to grow 4.7% per year in the next five years, and electricity consumption is estimated to grow on average 5.5% per year through 2011.” It appears from the independent supplemental materials that you provided to us that these estimated average growth rates are through 2012, which means that the GDP growth rate is expected to be 4.7% per year in the next three years, and electricity consumption is estimated to grow 5.5% per year through 2012. Please revise your disclosure accordingly or advise.

In response to the Staff’s comment, we have revised this statement on page 155.
Management, page 166
Compensation of Directors and Executive Officers, page 174
6.	We note your response to comment 19 of our letter dated September 16, 2009. Please revise your registration statement to include the disclosure contained in your response. In addition, please disclose the financial and operational targets upon which the calculations of executive cash bonuses and option awards are based, as well as the manner in which individual executive performance is measured.

In response to the Staff’s comment, we have added the requested disclosure on page 174.
Principal and Selling Shareholders, page 177
7.	We note your revised disclosure in response to comment 21 of our letter dated September 16, 2009. Please revise the disclosure you provide in footnote (12) to state that the selling shareholder is an affiliate of a broker-dealer, if true. Your indication that Mr. Bates is employed by one is not clear in this regard.

In response to the Staff’s comment, we have revised the disclosure in footnote (12) on page 178.

8.	Where you have indicated that a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that the seller purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, the

C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E
H. Christopher Owings
Securities and Exchange Commission
October 7, 2009

seller had no agreements or understandings directly or indirectly with the person to distribute the securities. Alternatively, please disclose that the selling stockholder is an underwriter.

In response to the Staff’s comment, we have added the requested disclosure in footnotes (9), (16), (17) and (23) on pages 178 and 179.

9.	We note your revised disclosure in response to comment 22 of our letter dated September 16, 2009. It appears that you have omitted the requested information with respect to LM Moore SP Investments LTD. Please revise.

In response to the Staff’s comment, we have added the requested disclosure in footnote (15) on page 178.
Description of Share Capital, page 181
10.	We reissue comment 28 of our letter dated September 16, 2009 with respect to our request that you disclose the manner in which annual and special meetings of shareholders are convened.

In response to the Staff’s comment, we have added the requested disclosure on page 181.
Part II — Information Not Required in Prospectus, page II-I
Item 7. Recent Sales of Unregistered Securities, page II-I
11.	We note your revised disclosure in response to comment 34 of our letter dated September 16, 2009. It appears that you have omitted the aggregate amount of consideration received in connection with the January 2007 issuances, the December 2006 issuance of 200,000,021 shares and the May 2006 issuance. Please revise.

In response to the Staff’s comment, we have revised the disclosure on pages II-1, II-2 and II-3.

C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E
H. Christopher Owings
Securities and Exchange Commission
October 7, 2009

Exhibits
12.	We reissue comment 38 of our letter dated September 16, 2009 as it relates to the management services agreement with Ashmore. That agreement, being a related party contract in excess of $60,000, is by its nature material in amount and significance. Although Item 404 of Regulation S-K requires only disclosure of certain relationships and related transactions, as opposed to the filing of a related party agreement, we believe that the guidelines set forth in Item 404 regarding the materiality of a particular related party transaction are the same guidelines a company should use in determining its filing requirements under Item 601(b)(10) with respect to related party contracts.

In response to the Staff’s comment, we have included the management services agreement with Ashmore and an amendment thereto as Exhibits 10.11 and 10.12.
Exhibit 23.1
13.	We note your auditor’s consent was not signed. Please revise.

In response to the Staff’s comment, we have revised the exhibit accordingly.
* * * * *
We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding Amendment No. 2 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8276 or Jonathan Zonis at 212-878-3250.
Very truly yours,
/s/ G. David Brinton
G. David Brinton
cc: James A. Hughes